Sky Limit Venture Corp. 1938 Tyler Ave., Unit C, South El Monte, CA 91733 Phone: (626) 434-9606

Sherry Haywood

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sky Limit Venture Corp.
Offering Statement on Form 1-A Originally Filed: August 20, 2021 File No. 024-11613

September 23, 2021

Dear Ms. Haywood,

This letter sets forth the request of Sky Limit Venture Corp., (the “Company”) for Qualification of its Regulation A Offering.

Kindly be advised that Sky Limit Venture Corp. (the "Company") requests that its Regulation A offering be qualified on Friday, September 24, 2021, at 3pm Eastern Time, or as soon as practical thereafter. The Company has received correspondence that the State of Colorado is prepared to qualify our offering.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (626) 434-9606 or Jeff Turner, Esq. of JDT Legal, PLLC at (801) 810-4465. Thank you for your attention to this matter.

Sky Limit Venture Corp.

/s/ Mark Senelath
Name: Mark Senelath Title: Chief Executive Officer, Director